SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alchemical Capital Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert Papiri
Narayan Capital Funding Corp.
9116 Byron Avenue
Surfside, Florida  33154
(831) 325-4194
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2008
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

SCHEDULE 13D
CUSIP No.  – N/A

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Narayan Capital Funding Corp. (E.I.N. 26-2613361)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,700,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 2,700,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of Alchemical Capital Corp., a Florida corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 9116 Byron Avenue, Surfside, Florida 33514.

Item 2. Identity and Background.

This statement is filed on behalf of Narayan Capital Funding Corp., a Florida corporation.  The address of the principal business and principal office of Narayan Capital Funding Corp. is 9116 Byron Avenue, Surfside, Florida 33514.  Narayan Capital Funding Corp. is an investment holding company.

The name, business address, citizenship and present principal occupation of the officers, directors and shareholders of Narayan Capital Funding Corp. are the following:  (i) Robert Papiri, President, Secretary and Treasurer and a Director, and his business address is P.O. Box 433, Cupertino, California 95015.  Mr. Papiri is a citizen of the United States and his principal occupation is serving as a business consultant; and (ii) Tangiers Investors LP is the sole shareholder of Narayan Capital Funding Corp. and its business address is 1446 Front St. Suite 400, San Diego, California 92101.

During the last five years, neither Narayan Capital Funding Corp., Tangiers Investors LP, Robert Papiri nor any principals of Narayan Capital Funding Corp. or Tangiers Investors LP has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 13, 2008, Narayan Capital Funding Corp. entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the Company and Willowhuasca Wellness, Inc. for the purchase of 2,700,000 shares of common stock of the Company held by Willowhuasca Wellness, Inc. for a cash payment of $10,000.  The source of the cash payment made by Narayan Capital Funding Corp. pursuant to the Purchase Agreement was a capital contribution from Tangiers Investors LP.  The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, which is incorporated by reference to Exhibit 1 hereto.

Item 4. Purpose of Transaction.

The purpose of the Purchase Agreement was to effect a change of control of the Company, which resulted in Narayan Capital Funding Corp. becoming the owner of 2,700,000 shares of the outstanding shares of common stock of the Company, or 90 percent of the outstanding shares of common stock of the Company.  The Company will continue with its strategy to seek to effectuate a merger, exchange of capital stock, asset acquisition or other similar business combination with an operating or development stage business, which desires to utilize the Company’s status as a reporting corporation under the Exchange Act.

Narayan Capital Funding Corp. does not have has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Narayan Capital Funding Corp. reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of November 13, 2008, 2,700,000 shares of Common Stock of the Company were issued to Narayan Capital Funding Corp. and 300,000 shares of Common Stock of the Company were issued to Willowhuasca Wellness, Inc., which represent all of the issued and outstanding shares of Common Stock of the Company.  Mr. Papiri is the sole officer and director of Narayan Capital Funding Corp. and, as a result thereof, has the ability to vote all of the shares of Common Stock of the Company owned by Narayan Capital Funding Corp.

(c). Neither Narayan Capital Funding Corp. nor Mr. Papiri has effected any transaction in the Common Stock of the Company during the past 60 days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION
1
Stock Purchase Agreement dated as of November 13, 2008, by and among Alchemical Capital Corp., Narayan Capital Funding Corp. and Willowhuasca Wellness, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Alchemical Capital Corp. filed on November 13, 2008 with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NARAYAN CAPITAL FUNDING CORP.

Dated: November 13, 2008	By:	/s/ Robert Papiri
Robert Papiri
President